UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                      ORDINARY SHARES, PAR VALUE NIS 0.001
                         (Title of Class of Securities)

                                  500507108(1)
                                 (CUSIP Number)

                      DISCOUNT INVESTMENT CORPORATION LTD.
                        THE TRIANGULAR TOWER, 44TH FLOOR
                        3 AZRIELI CENTER, TEL AVIV 67023
                                     ISRAEL
                             ATTN: KURT KEREN, ADV.
                          TELEPHONE #: +972-3-607-5888
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JULY 3, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------

     (1) The CUSIP Number corresponds to the Issuer's American Depository Shares (individually, an "ADS"), which are publicly traded on the New York Stock Exchange. Each ADS represents 0.20 Ordinary Share. The ISIN for the Issuer's Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is IL006490127.


                               Page 1 of 33 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 5,081,033
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON                  --------------------------------------------------------
WITH                    10)  SHARED DISPOSITIVE POWER
                             5,081,033
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,081,033
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.9%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


                               Page 2 of 33 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            6,712,047 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.8%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


------------------
* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for its own account. Does not include
(i) 624,846 Ordinary Shares and (ii) options to purchase 126,616 Ordinary Shares, which are exercisable within 60 days of July 3, 2006, all of which are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by companies controlled by CIEH (the "CIEH Shares"). See also Item 5.

o Excludes the CIEH Shares.


                               Page 3 of 33 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            6,712,047 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.8%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

---------------
* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                              Page 4 of 33 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            6,712,047 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.8%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

---------------
* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                               Page 5 of 33 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            6,712,047 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.8%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------


---------------
* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                               Page 6 of 33 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            6,712,047 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.8%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

---------------
* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                               Page 7 of 33 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            6,712,047 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.8%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

---------------
* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.



                               Page 8 of 33 pages

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.001 each ("Ordinary Shares"), of Koor Industries Ltd. (the "Issuer"), initially filed by IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (collectively, the "Initial Reporting Persons"), with the Securities and Exchange Commission on June 6, 2005 (as amended from time to time, the "Statement"). The Initial Reporting Persons together with Discount Investment Corporation Ltd. ("DIC") are hereinafter referred to as the "Reporting Persons."

     Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 3, 4, 5, 6 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c)

DIC is hereby added as a Reporting Person. DIC is an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. DIC is a majority owned subsidiary of IDB Development. Nochi Dankner is the Chairman of the Board of Directors, and Zehava Dankner (the mother of Nochi Dankner and Shelly Bergman), Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Ruth Manor and Isaac Manor) and Zvi Livnat (the son of Avraham Livnat) are directors, of DIC. Since July 3, 2006, DIC owns directly Ordinary Shares of the Issuer.

As of July 3, 2006:

     o IDB Development owned approximately 74% of the outstanding shares of DIC.

     o Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 56.7% and 12.8%, respectively, of the outstanding shares of Ganden Holdings Ltd. Other than Shelly Bergman, only one of Ganden Holdings' other shareholders, owning in the aggregate approximately 1.7% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of DIC, IDB Development and IDB Holding are set forth in Schedules A, B and C attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds for the purchases reported herein were provided from DIC's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Closing of the Purchase Agreement occurred on July 3, 2006, such that DIC completed the purchase of an aggregate of 5,081,033 Ordinary Shares, representing approximately 30.9% of the Issuer's outstanding share capital, for an aggregate purchase price of US$393,780,057, or US$77.5 per Ordinary Share.


                               Page 9 of 33 pages

     In connection with the Closing, the parties to the Purchase Agreement amended it by way of entering into an Amendment Agreement, dated July 3, 2006 (the "Amendment Agreement"). Pursuant to the Amendment Agreement: (1) the number of Ordinary Shares being acquired by DIC at the Closing was reduced by 672,174 shares, which represent approximately 4.1% of the Issuer's outstanding share capital, held by Anfield Ltd., one of the Sellers (the "Anfield Shares"), i.e., from 5,753,207 Ordinary Shares to 5,081,033 Ordinary Shares; (2) Anfield was granted a put option, exercisable during the period commencing on December 1, 2006 and ending on December 24, to sell the Anfield Shares to DIC on December 28, 2006, for an aggregate consideration of NIS 235,806,912 (equating to approximately US$53,109,665), or approximately NIS 350.81 per Ordinary Share (equating to approximately US$79), subject to adjustments for distributions made by the Issuer and linked to the Israeli Consumer Price Index; and (3) Anfield received at the Closing an interest-bearing loan from DIC in the amount of NIS 231,295,073 (equating to approximately US$52,093,485), a portion of the proceeds of which are intended to secure the release of security interests that exist over the Anfield Shares. The loan, which matures in December 2006, was granted pursuant to the terms of a Loan Agreement, dated July 3, 2006, by and between DIC and Anfield (the "Loan Agreement") and is secured by (i) a first ranking fixed charge over the Anfield Shares in favor of DIC pursuant to the terms of a Debenture by and between DIC and Anfield of even date (the "Debenture") and (ii) depositing the Anfield Shares in escrow.

     In addition, DIC and Anfield entered into a Guarantee Facility Agreement, dated July 3, 2006, whereby DIC undertook to provide a US$10,000,000 guaranty to a bank in order to assist Anfield to obtain a credit facility from one of the four major Israeli banks in an amount of US$40,000,000 for the sole purpose of purchasing publicly-traded securities of companies at Anfield's discretion, subject to the terms and conditions set forth therein.

     THE FOREGOING DESCRIPTION OF THE AMENDMENT AGREEMENT, LOAN AGREEMENT AND DEBENTURE DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THE AMENDMENT AGREEMENT, LOAN AGREEMENT AND DEBENTURE FILED AS EXHIBIT 1, 2 AND 3 HERETO, RESPECTIVELY.

     The Ordinary Shares acquired by DIC pursuant to the Purchase Agreement were purchased for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Ordinary Shares and take such actions with respect to such investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Ordinary Shares subject to applicable laws. In this respect, DIC expects to commence, until or during the month of December 2006, a tender offer to purchase additional Ordinary Shares, representing at least 5% of the Issuer's voting rights, such that following the tender offer and prior to the exercise, if any, of Anfield's put option, the holdings of DIC (together with its affiliates) will be more than 45.0% of the aggregate voting power of the Issuer, to generally allow DIC to comply with Israeli law in the event Anfield exercises its put option. The Reporting Persons could also determine to dispose of the Ordinary Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Ordinary Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

     To the best knowledge of the Reporting Persons, the directors and executive officers of DIC, IDB Development and IDB Holding may purchase or dispose of Ordinary Shares on their own account from time to time, subject to applicable laws.

     In connection with the Closing, seven members of the Board of Directors of the Issuer resigned and five members, designated by DIC, were appointed to the Board of Directors of the Issuer. DIC learned that the continuing two external directors of the Issuer intend to resign as well shortly. DIC currently intends to propose to the Board of Directors of the Issuer, subject to applicable law
(i) to appoint additional directors to be designated by DIC, (ii) to appoint one of DIC's executives to the position of Chief Executive Officer of the Issuer, and (iii) to designate Mr. Jonathan Kolber, the current Chief Executive Officer of the Issuer, to be the Chairman of the Board of Directors of the Issuer.

     DIC also intends to explore, together with the Issuer's management, transactions relating to the Issuer's current holdings, including possible dispositions of the Issuer's holdings in some of its subsidiaries and additional investments in increasing the Issuer's holdings in some of its other subsidiaries. There is no assurance that any of these plans or transactions will be pursued or, if one is pursued, the terms on which it would occur. In particular, there is no assurance that any such plan or proposal would materialize into a transaction or other material development with respect to the Issuer.

     Except as provided otherwise herein or in the Purchase Agreement (as amended), none of the Reporting Persons, nor to the best of their knowledge, any of the directors or executive officers of DIC, IDB Development and IDB Holding, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.


                              Page 10 of 33 pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) Percentages are based on 16,464,964 Ordinary Shares outstanding as of July 2, 2006 (excluding 15,799 Ordinary Shares owned by a wholly owned subsidiary of the Issuer), as the Issuer advised the Reporting Persons.

As of July 3, 2006:

     DIC directly owns 5,081,033 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 30.9% of the Ordinary Shares outstanding. The 5,081,033 Ordinary Shares do not include the Anfield Shares and up to 584,837 Ordinary Shares underlying the Management Option, which DIC may be required to purchase pursuant to Anfield's put option and the Management Option, respectively.

     IDB Development directly owns 1,630,214 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 9.9% of the Ordinary Shares outstanding. IDB Development may also be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 5,081,033 Ordinary Shares owned by DIC, and the 800 Ordinary Shares held by a subsidiary of CIEH for its own account. As a result, IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of a total of 6,712,047 Ordinary Shares in the aggregate, constituting approximately 40.8% of the Ordinary Shares outstanding.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the aggregate of 6,712,047 Ordinary Shares beneficially owned by DIC and IDB Development, constituting approximately 40.8% of the Ordinary Shares then outstanding.

     Rolando Eisen, an external director of both the Issuer and IDB Holding elected in accordance with the Israeli Companies Law, beneficially owns 27,991 Ordinary Shares, constituting approximately 0.17% of the outstanding Ordinary Shares. Mr. Eisen informed DIC that he intends to resign from the Issuer's Board of Directors shortly, and to exercise his right to sell the Ordinary Shares beneficially owned by him to DIC in accordance with the Management Option.

     Information provided to the Reporting Persons indicates that the executive officers and directors of DIC, IDB Development and IDB Holding did not beneficially own as of July 3, 2006 any Ordinary Shares, except as set forth above.

     (c) The following sets forth the sales of Ordinary Shares made during the last 60 days ending on July 3, 2006 by subsidiaries of IDB Development for their own account, and by a company controlled by Ruth Manor. All these sales (a total of 5,672 Ordinary Shares) were made on the Tel Aviv Stock Exchange.

     By a subsidiary of CIEH for its own account:

     Date of                         Number of Shares            Price Per
     Transaction                           Sold                    Share
     -----------                           ----                    -----
     May 16, 2006                         1,000                 NIS 276.15
     May 17, 2006                           500                     283.60
     May 19, 2006                           747                     279.13
     May 22, 2006                         1,000                     266.91
     May 25, 2006                           842                     266.26

     By Taavura Holdings Ltd., a subsidiary of IDB Development:

     Date of                         Number of Shares            Price Per
     Transaction                           Sold                    Share
     -----------                           ----                    -----
     May 31, 2006                           412                 NIS 260.16
     June 4, 2006                            19                     260.03
     June 20, 2006                           18                     240.50
                                             34                     240.30

     A company controlled by Ruth Manor sold 1,100 Ordinary Shares on July 3, 2006 at a price of NIS 233.55 per share.

Except as described above in this statement, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days ending on July 3, 2006.


                              Page 11 of 33 pages

Information provided to the Reporting Persons indicates that none of the executive officers and directors of DIC, IDB Holding and IDB Development, purchased or sold during the last 60 days ending on July 3, 2006, any Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None, except for the Amendment Agreement, Loan Agreement and Debenture described in Item 4 above, which description is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Schedules A, B and C:     Name, citizenship, residence or business
                          address and present principal occupation of the directors and executive officers of DIC, IDB
                          Development and IDB Holding.

Exhibit 1:    Amendment Agreement, dated July 3, 2006

Exhibit 2:    Loan Agreement, dated July 3, 2006

Exhibit 3:    Debenture, dated July 3, 2006

Exhibit 4: Letter Agreement dated June 19, 2006 between IDB Development and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 5:    Letter Agreement dated June 19, 2006 between IDB Holding and
              DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Holding.

Exhibit 6:    Letter Agreement dated June 19, 2006 between Nochi Dankner and
              DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Nochi Dankner.

Exhibit 7: Letter Agreement dated June 19, 2006 between Shelly Bergman and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Shelly Bergman.

Exhibit 8: Letter Agreement dated June 19, 2006 between Ruth Manor and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Ruth Manor.

Exhibit 9: Letter Agreement dated June 19, 2006 between Avraham Livnat and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Avraham Livnat.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: July 9, 2006

                         DISCOUNT INVESTMENT CORPORATION LTD.
                         IDB DEVELOPMENT CORPORATION LTD.
                         IDB HOLDING CORPORATION LTD.
                         NOCHI DANKNER
                         SHELLY BERGMAN
                         RUTH MANOR
                         AVRAHAM LIVNAT

                         By: Discount Investment Corporation Ltd.

                                     (signed)
                         By: _______________________________

                         Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat pursuant to agreements annexed as Exhibits 4 through 9 to this Amendment No. 2 of the Statement.



                              Page 12 of 33 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                              (as of July 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.


                              Page 13 of 33 pages

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================


                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                        IDB DEVELOPMENT CORPORATION LTD.
                              (as of July 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.



                              Page 14 of 33 pages

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street,
Herzlia Pituach 46705, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street,
Kfar Shmariyahu 46910, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.



                              Page 15 of 33 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                              (as of July 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich                                Vice Chairman of      Deputy Chairman of Gazit-Globe Ltd.; Director of
14 Betzalel Street,                             the Board of          Gazit-Globe Israel (Development) Ltd.
Jerusalem 94591, Israel                         Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Rolando Eisen                                   External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel


                              Page 16 of 33 pages

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.

     ======================================================================

                                                                       Exhibit 1

                               AMENDMENT AGREEMENT

This Amendment Agreement is made this 3rd day of July, 2006 among:

1) Discount Investment Corporation Limited (the "PURCHASER") (a company incorporated under the laws of the State of Israel);

2) Anfield Limited ("ANFIELD") (a company incorporated under the laws of the State of Israel); and

3)   (a)  Charles Rosner Bronfman Family Trust;

     (b)  Claridge Israel LLC;

     (c)  Esarbee Investments Limited;

     (d)  Charles R. Bronfman Trust;

     (e) 87215 Canada Limited (being the entity related to Anfield Limited in the Share Purchase Agreement referred to below);

     (f)  CBT Holdings LLC.

     In this Amendment Agreement, Charles Rosner Bronfman Family Trust, Claridge Israel LLC, Esarbee Investments Limited, Charles R. Bronfman Trust, CBT Holdings LLC and 87215 Canada Limited are referred to as the "INITIAL SELLERS" and together with Anfield as "THE SELLERS".

RECITALS

A. This Amendment Agreement is supplemental to the Share Purchase Agreement dated 1st May 2006 among the Purchaser, and the parties listed therein as "the Sellers" ("THE SHARE PURCHASE AGREEMENT").

     A copy of the Share Purchase Agreement is attached to this Amendment Agreement.

     Capitalized terms in the Amendment Agreement shall have the same meaning as in the Share Purchase Agreement, unless otherwise expressly stated herein.


                              Page 17 of 33 pages

B. Pursuant to the terms of the Share Purchase Agreement, the Purchaser has agreed to purchase and the Sellers have agreed to sell shares of the Company in accordance with the terms set out in the Share Purchase Agreement.

C. The parties hereto have agreed to amend the provisions of the Share Purchase Agreement so as to exclude therefrom 672,174 Ordinary Shares of the Company owned by Anfield (the "ANFIELD SHARES"), constituting 4.082% of the issued and outstanding share capital of the Company.

D. In lieu of purchasing the Anfield Shares at the Closing of the Share Purchase Agreement (the "CLOSING"), the Purchaser wishes to grant Anfield an option to sell the Anfield Shares and Anfield is interested in receiving an option to sell the Anfield Shares to the Purchaser, all subject to and in accordance with the provisions of this Amendment Agreement.

E. At the Closing, the Purchaser shall grant a loan (the "LOAN") to Anfield in accordance with the terms of the loan agreement entered into between the Purchaser and Anfield on the date hereof (the "LOAN AGREEMENT"), and Anfield shall use the proceeds of the Loan, in part, to secure the release of all charges and other security interests that exist over the Anfield Shares as at the date of the Closing.

THEREFORE, the Purchaser and Anfield have agreed as follows:

1.   REVISED CLOSING

     1.1 At the Closing of the Share Purchase Agreement, the Purchaser shall purchase from the Initial Sellers a total of 5,081,033 Ordinary Shares of the Company (as set out in SCHEDULE 1 to this Amendment Agreement) for a total purchase price of US$ 393,780,057 (three hundred ninety three million seven hundred eighty thousand and fifty seven United States Dollars) (subject to any adjustment required in accordance with
          Section 3.3 of the Share Purchase Agreement).

     1.2 Notwithstanding anything to the contrary contained in the Share Purchase Agreement, the Anfield Shares shall not be deemed to fall within the definition of the "Shares" in the Share Purchase Agreement, and at the Closing of the Share Purchase Agreement the Purchaser shall be required to purchase and the Initial Sellers shall be required to sell only the shares being sold by the Initial Sellers, without the Anfield Shares. There shall be no obligation on the part of the Purchaser to purchase or on the part of Anfield to sell the Anfield Shares, other than upon exercise of the Put Option (as defined below), as described below. References to the Sellers in Section 8.3 of the Share Purchase Agreement shall refer only to the Initial Sellers at the Closing.

     1.3 For the avoidance of doubt, the Deposit which has been or shall have been deposited by the Purchaser pursuant to the terms of the Share Purchase Agreement shall be attributed entirely to the Purchase Price to be paid by the Purchaser at Closing, and no part of the Deposit shall be attributed to the amount to be paid by the Purchaser to Anfield in the event of the exercise by Anfield of the Put Option.

     1.4 The grant of the Loan by DIC to Anfield pursuant to the Loan Agreement shall be one of the actions to take place at the Closing, for the purposes of Section 8.2 of the Share Purchase Agreement.

     1.5  At the Closing, in place of the letter referred to in Section 8.2.1
          (a) of the Share Purchase Agreement, the Sellers shall deliver to the Purchaser a letter or letters from Bank Hapoalim confirming that it holds the shares of Claridge Israel LLC, the Charles R. Bronfman Trust, 87215 Canada Ltd and Esarbee Investments Ltd referred in
          Schedule 1 to the Share Purchase Agreement, together with letters from Bear Stearns confirming that Bear Sterns holds the shares of The Charles Rosner Family Trust and CRBT Holdings LLC, referred to in
          Schedule 1 of the Share Purchase Agreement.

2.   ANFIELD PUT OPTION; ANFIELD CLOSING

     2.1 The Purchaser hereby grants Anfield an option (the "PUT OPTION") to sell the Anfield Shares to the Purchaser, free of all liens, charges, encumbrances or any other third party rights, in consideration for the Anfield Shares Purchase Price (as defined below). The Put Option shall be exercisable by a written notice served by Anfield upon the Purchaser during the period commencing on December 1, 2006 and ending on December 24, 2006 (the "EXERCISE PERIOD"), in accordance with the terms set forth herein and subject to the occurrence of the Closing under the terms of the Share Purchase Agreement, as amended hereby. For the avoidance of doubt, it is hereby clarified that in the event that the Share Purchase Agreement shall be terminated for any reason whatsoever, the Put Option granted hereunder shall be automatically nullified and terminated and shall not have any force and effect.


                              Page 18 of 33 pages

     2.2 Should Anfield exercise the Put Option, the closing of the purchase by the Purchaser of the Anfield Shares shall take place on December 28, 2006 (the "ANFIELD CLOSING").

     2.3 The warranties given by Anfield in Section 1 of the Share Purchase Agreement, and by the Purchaser in Section 5 of the Share Purchase Agreement (other than Section 5.7) shall apply to the Put Option and the Anfield Shares, mutatis mutandis.

     2.4 In the event that the Put Option is exercised, the "Threshold" referred to in the Share Purchase Agreement shall apply to the representations and warranties made by all of the Sellers in the Share Purchase Agreement (including Anfield). If the Put Option is not exercised, the Threshold shall apply in full to the Initial Sellers only.

     2.5 For greater certainty, the parties confirm that in the event of any default or failure by Anfield or the Purchaser for whatever reason to comply with the terms of the Loan Agreement or the terms of the Put Option (as defined below) neither Anfield nor the Purchaser shall have any recourse against the Initial Sellers in connection with the Loan, the Put Option or in connection with the guaranty facility to be provided by the Purchaser in favor of Anfield pursuant to the terms of a Guaranty Facility Agreement to be entered between the Purchaser and Anfield on or about the date hereof.

3.   THE ANFIELD REVISED PURCHASE PRICE

     3.1 In the event that Anfield exercises the Put Option, then at the Anfield Closing the Purchaser shall pay to Anfield the amount of approximately NIS 350.81 (three hundred and fifty and eighty one hundredths New Israeli Shekels) per Ordinary Share for each of the Anfield Shares (equivalent to approximately NIS 70.16, seventy and sixteen hundredths New Israeli Shekels per ADR) linked to the CPI as provided for hereunder, instead of the price specified in the Share Purchase Agreement.

     3.2 The total purchase price for the Anfield Shares is NIS 235,806,912 (two hundred thirty five million eight hundred and six thousand nine hundred and twelve New Israeli Shekels) (the "ANFIELD SHARES PURCHASE PRICE"). The Anfield Shares Purchase Price shall be linked to the Israeli Consumer Price Index (including fruits and vegetables) published by the General Bureau of Statistics (the "CPI") in the following manner: the Anfield Shares Purchase Price shall be adjusted by multiplying it by the last known CPI on the Anfield Closing (namely, the CPI of November 2006, to be published on December 15, 2006) divided by the CPI published on June 15, 2006, for the month of May 2006.

     3.3 The Anfield Shares Purchase Price shall be reduced by the amount equal to the aggregate cash dividend or distribution paid on the Anfield Shares, or for which the cum-date falls between the date of the Share Purchase Agreement and the Anfield Closing.

     3.4 Anfield hereby expressly agrees that the Purchaser shall be entitled to pay the Anfield Shares Purchase Price (as adjusted pursuant to Section 3.3 above) by way of set off of the amount which Anfield owes to the Purchaser under the terms of the Loan Agreement.

     3.5  At the Anfield Closing:

          3.5.1 Anfield shall provide customary certification from the Israeli Revenue Authorities to the Purchaser that no Israeli tax or other withholding is to be deducted from the Anfield Shares Purchase Price.

          3.5.2 Anfield shall deliver to the Purchaser a declaration that each of the warranties that it has given under Section 1 of the Share Purchase Agreement and under Section 4 hereof is correct as at the date of the Anfield Closing (other than those warranties that speak as of a particular date which will be correct as of such date, and in all cases subject to such modifications as may be appropriate subsequent to the date of the Share Purchase Agreement, provided that any such modification, if material, has been approved by the Purchaser), and that at the Anfield Closing, Anfield is transferring the Anfield Shares to the Purchaser "Free and Clear" (as that term is defined in the Share Purchase Agreement).

          3.5.3 The Security Trustee (as such term is defined in the Loan Agreement) shall transfer the Anfield Shares to DIC and/or to any other person or persons designated by DIC, and new certificates representing the Anfield Shares shall be issued in the name of DIC (and/or such designees).

                              Page 19 of 33 pages

     3.6 At the Anfield Closing, the Purchaser shall deliver to Anfield a declaration that the warranties that the Purchaser has given under
          Section 5 of the Share Purchase Agreement and under Section 4 of this Agreement are correct as at the date of the Anfield Closing (subject to such modifications as may be appropriate, provided that any such modifications, if material, have been approved by Anfield).

4.   DECLARATIONS OF THE PARTIES

     4.1 The provisions of Section 1.8 of the Share Purchase Agreement shall be extended to cover also this Amendment Agreement as if express reference to this Amendment Agreement was made in the said Section 1.8.

     4.2 The Purchaser hereby represents to the Sellers that it has taken all necessary action to authorize the signature, delivery and performance of this Amendment Agreement and that the obligations on its part under this Amendment Agreement are valid, binding and enforceable against it in accordance with their terms.

5.   MISCELLANEOUS

     5.1 Save as expressly stated in this Amendment Agreement, the Share Purchase Agreement shall remain unchanged, and all parties hereto reaffirm the provisions of the Share Purchase Agreement (as amended hereby) including, without limitations, the assignment rights granted to the Purchaser under Section 14.7 of the Share Purchase Agreement.

     5.2 The provisions of Section 12 (Governing Law), Section 13 (Jurisdiction) and Section 14 (Miscellaneous), (with Section 14.6 relating to the Purchaser, Anfield and the shares that are the subject of the Put Option only; excluding Section 14.8; with Section 14.9 relating to the Purchaser and Anfield only; and excluding the second sentence of Section 14.10) of the Share Purchase Agreement shall apply to this Amendment Agreement, mutatis mutandis.

     5.3 This Amendment Agreement may be executed in one of more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.

                   [Rest of the page intentionally left blank]

                      Signature Page of Amendment Agreement

IN WITNESS THEREOF: the parties hereto have executed this Amendment Agreement the day and year first written above.


---------------------------------------   --------------------------------------
Discount Investment Corporation Limited   Anfield Limited
By:                                       By:


---------------------------------------   --------------------------------------
Charles Rosner Bronfman Family Trust      Claridge Israel LLC
By:                                       By:


---------------------------------------   --------------------------------------
Esarbee Investments Limited.              Charles R. Bronfman Trust
By:                                       By:


---------------------------------------   --------------------------------------
87215 Canada Limited                      CBT Holdings LLC
By:                                       By:


                              Page 20 of 33 pages

                      AMENDMENT TO SHARE PURCHASE AGREEMENT
                                   SCHEDULE 1

                   INITIAL SELLER NAME            NO. OF KOOR SHARES
                   -------------------            ------------------
           Charles Rosner Bronfman Family Trust         120,046
           CBT Holdings LLC                             119,316
           Claridge Israel LLC                        2,375,835
           Esarbee Investments Ltd.                   2,271,167
           Charles R. Bronfman Trust                    104,669
           87215 Canada Ltd                              90,000

     ======================================================================

                                                                       Exhibit 2

                                 LOAN AGREEMENT

THIS LOAN AGREEMENT (this "AGREEMENT") is made and entered into as of this 3rd day of July, 2006, by and among:

Discount Investment Corp. Ltd. ("DIC"); and

Anfield Ltd. ("ANFIELD")

Each of DIC and Anfield shall hereinafter be referred to individually as a "PARTY", and collectively as the "PARTIES".

WHEREAS DIC, Anfield and the entities listed in EXHIBIT A hereto (the "INITIAL SELLERS") have entered into that certain Share Purchase Agreement dated May 1, 2006 (the "SHARE PURCHASE AGREEMENT"), providing for the purchase by DIC of an aggregate of 5,753,207 ordinary shares of Koor Industries Ltd. (the "COMPANY"); and

WHEREAS Anfield represents to DIC that as of the date hereof, Anfield is the legal and beneficial owner of 672,174 ordinary shares of the Company (the "ANFIELD SHARES"), constituting 4.082% of the issued and outstanding share capital of the Company; and

WHEREAS the Parties entered into that certain Amendment Agreement, dated this 3rd day of July, 2006, amending the Share Purchase Agreement, (the "AMENDMENT"), in respect of the purchase by DIC of the Anfield Shares, in accordance and subject to the terms and conditions set forth in the Amendment; and

WHEREAS Anfield wishes to receive from DIC a loan, the details of which are set forth herein, and DIC is willing to extend such loan to Anfield, all pursuant to the terms and subject to the conditions set forth herein.

WHEREAS Anfield wishes to apply a portion of the proceeds of the Loan in order to repay outstanding indebtedness and to secure the removal of any charge or other security interest over the Anfield Shares immediately prior to the Closing of the Share Purchase Agreement.

NOW THEREFORE, in consideration of the mutual and respective representations, undertakings and covenants herein contained, the Parties hereby agree as follows:

1.   PREAMBLE; EXHIBITS AND HEADINGS

     1.1 The preamble, the schedules and the exhibits attached hereto constitute an integral part hereof.

     1.2 The headings herein are inserted for convenience of reference only and shall not limit or otherwise affect the interpretation of any of the provisions hereof.


                              Page 21 of 33 pages

2.   THE LOAN; DISCHARGE OF CERTAIN PLEDGES

     2.1 Subject to and based on the representations, warranties and covenants made by Anfield hereunder, DIC undertakes to lend to Anfield, and Anfield hereby accepts, a loan in a total amount of NIS 231,295,073 (two hundred thirty one million two hundred ninety five thousand and seventy three New Israeli Shekels), all in accordance and subject to the terms and conditions set forth herein (the "LOAN" and the "LOAN AMOUNT", respectively).

     2.2 The Loan Amount shall be disbursed by DIC to Anfield on the day on which the actual Closing (as such term is defined in Section 8.1 of the Share Purchase Agreement) with respect to the Purchase by DIC of the Shares owned by the Initial Sellers shall take place (the "DISBURSEMENT DATE"), in accordance with the provisions of Section 2.3 below.

     2.3 On the Disbursement Date, the following actions will take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed and no document shall be deemed to have been delivered, until all actions are completed and all documents are delivered:

          2.3.1 Anfield shall deliver to DIC:

               (a) A letter from Bank Hapoalim BM ("BANK HAPOALIM"), substantially in the form attached hereto as SCHEDULE 2.3.1(A), confirming that Bank Hapoalim holds all the Anfield Shares in an account or accounts in the name of Anfield and that immediately upon receipt by it of a letter of instructions from Anfield in accordance with the provisions of Section 2.3.2 below, Bank Hapoalim shall transfer the Anfield Shares to the Security Trustee (as defined below).

               (b) A letter from Bank Hapoalim, substantially in the form attached hereto as SCHEDULE 2.3.1(B), confirming that it releases all the pledges, liens and charges in its favor over any of the Anfield Shares.

               (c) A signed copy of the Anfield Debenture and the notice to be provided to the Registrar of Companies in accordance with the provisions of Section 6.2 hereof.

               (d) A declaration from Anfield that each of the warranties that it has given under Section 1 of the Share Purchase Agreement is correct at the Disbursement Date.

          2.3.2 Anfield shall transfer the Anfield Shares to G.L.E. Trust Services Ltd. as security trustee (the "SECURITY TRUSTEE"), in accordance with the provisions of the Anfield Debenture. For this purpose, Anfield shall issue to Bank Hapoalim irrevocable and unconditional letter of instructions instructing Bank Hapoalim to transfer the Anfield Shares to the Security Trustee.

          2.3.3 The Loan Amount shall be disbursed by DIC to Anfield in United States Dollars being the equivalent of the Loan Amount calculated according to the representative rate of exchange of the US Dollar published by the Bank of Israel on June 30, 2006 (i.e, USD 52,093,485), by way of bank transfer to a bank account in the name of Anfield at Bank Hapoalim, the details of which shall be provided by Anfield to DIC at least 3 business days prior to the Closing.

               In this Agreement the term "business day" shall mean any day other than a Friday, Saturday, Sunday or other day on which commercial banks or banking institutions in Israel are authorized or required by law to be closed for business.

     2.4 (a) The Loan Amount shall bear interest at an annual rate of 4% (four percent) and shall be linked (principal and interest) as set forth below.

          (b) Value Added Tax ("VAT") (if and to the extent payable) in respect of the Loan shall be borne by DIC at its expense, and a valid VAT invoice in respect of such VAT payment shall be delivered by DIC to Anfield as required by law. If and to the extent that Anfield can offset such VAT payment or reimbursement of such VAT payment can be obtained by Anfield from the Israeli VAT authorities (the "REFUNDABLE VAT"), Anfield shall, upon the date of the actual offset or reimbursement, transfer and pay the Refundable VAT as additional interest, plus VAT, to DIC.

          (c) The Loan (principal and any accrued interest thereon) shall be linked to the Israeli Consumer Price Index (including fruits and vegetables) published by the General Bureau of Statistics (the "CPI") in the following manner: the amount required to repay the Loan shall be equal to the Loan Amount and any accrued interest thereon, multiplied by the last known CPI on the date of repayment divided by the CPI published on June 15, 2006, for the month of May 2006.

          (d) In the event that the Loan (principal and any accrued interest thereon together with linkage differentials), or any part thereof, is not repaid in full when due, for any reason whatsoever, then, from the Repayment Date, interest shall accrue on such unpaid amount (principal and any accrued interest thereon together with linkage differentials) until such balance is fully paid at the rate of 12% (twelve percent) per annum, plus VAT, if applicable.


                              Page 22 of 33 pages

3.   REPAYMENT OF THE LOAN

     3.1 The Loan Amount and any accrued interest thereon, together with linkage differentials, shall be due and payable on December 28,2006 (the "REPAYMENT DATE").

     3.2 The Loan Amount and any accrued interest thereon, together with linkage differentials, shall be repaid by Anfield in cash in New Israeli Shekels.

     3.3 It is hereby agreed and understood that the Loan (principal and any interest accrued thereon, together with linkage differentials, may be repaid in full by Anfield by way of set-off against the payment to which Anfield shall be entitled under the terms of the Amendment upon exercise of the Put Option (as defined in the Amendment).

     3.4 In the event that Anfield shall have served notice exercising the Put Option in accordance with the terms of the Amendment, the Loan shall cease to bear interest from the Repayment Date, regardless of whether or not the sale of the Anfield Shares upon exercise of the Put Option shall have been completed (save where such non-completion is the result of any breach of obligation on the part of Anfield).

     3.5 Notwithstanding the aforesaid, and without derogating from any remedy to which DIC may be entitled to under this Agreement and/or any other agreement or instrument and/or any applicable law, the Loan Amount together with any interest accrued thereon and linkage differentials will immediately become due and payable in cash upon the occurrence of any of the following events (and Anfield shall immediately notify DIC of any such event) (each, an "EVENT OF DEFAULT"):

          3.5.1 any breach by Anfield of any of its obligations or representations under this Agreement or the Share Purchase Agreement as amended by the Amendment, which breach is not cured by Anfield within 30 (thirty) days of receiving written notice thereof from DIC;

          3.5.2 the commencement by Anfield of any liquidation proceedings or the adoption of a winding up resolution by Anfield, or the appointment of a receiver or trustee over the whole or any part of the assets of Anfield, or the calling of a meeting of creditors of Anfield for the purpose of entering into a scheme of arrangement with them;

          3.5.3 the commencement by third parties of any liquidation proceedings against Anfield, which have not been terminated within 90 (ninety) days thereafter;

          3.5.4 the levy of an attachment or the institution of execution proceedings against all or a substantial part of all of the assets of Anfield.

     3.6 Without derogating from the aforesaid, any cash dividend or distribution received by Anfield for the Anfield Shares during the period commencing on the date hereof and ending on the Repayment Date (the "TRANSITION PERIOD"), shall be immediately paid and transferred by Anfield to DIC as payment on account of the balance of the Loan (any such cash dividend or distribution received by Anfield prior to the Disbursement Date, if any, shall be paid and transferred by Anfield to DIC on the Disbursement Date).

     3.7 In addition, should the Company declare any cash dividend or distribution for which the cum-date falls during the Transition Period and the payment date falls thereafter, then at the Repayment Date, Anfield shall assign and transfer to DIC the right to receive such cash dividend or distribution, against a corresponding reduction in the balance of the Loan Amount.

4.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF ANFIELD

     4.1  Anfield hereby represents, warrants and covenants to DIC that:

          4.1.1 It is a company duly incorporated and validly existing under the laws of the State of Israel, with full corporate power and authority to enter into and perform its obligations under this Agreement.

          4.1.2 The execution and delivery of this Agreement by it and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by it and, assuming the due execution and delivery by the DIC, constitutes a valid and binding obligation of it enforceable against it in accordance with its terms.



                              Page 23 of 33 pages

          4.1.3 No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filings with any governmental and/or municipal authority is required that has not been obtained by it in connection with the valid execution, delivery and performance of this Agreement by it and all the transactions contemplated hereby or ancillary hereto.

          4.1.4 The execution, delivery and performance of this Agreement by it and the prospective transactions contemplated hereby will not result in any violation of and will not conflict with or result in any breach of any of the terms and conditions of its incorporation documents and/or any other material agreement or instrument by which it is bound.

          4.1.5 There are no actions, suits or proceedings at law or in equity before any court, tribunal or governmental authority pending or threatened against it, its subsidiaries or any of their respective assets or revenues that are likely to adversely affect in any material respect its business, assets or financial condition or are likely to affect the validity or enforceability of, or to adversely affect its ability to fulfill its obligations under this Agreement.

     4.2 Until final and full repayment of the Loan (principal and any interest accrued thereon together with linkage differentials), Anfield shall not, without DIC's prior written consent:

          4.2.1 Cause or suffer to be made any sale, assignment, transfer, gift, or any other disposition in any manner whatsoever, including any conveyance, pledge, hypothecation, mortgage, lien, foreclosure, or the creation of any encumbrance of whatever nature, of the Anfield Shares or any part thereof.

          4.2.2 Issue any debt or equity securities of any kind whatsoever, or any rights with respect to any such securities.

          4.2.3 Issue any shares of Anfield or other securities convertible into shares of Anfield.

5.   [RESERVED]

6.   SECURITIES

     6.1 To secure the full and prompt repayment of the Loan Amount and any interest accrued thereon (together with linkage differentials) and the performance by Anfield of all of its obligations hereunder, without limitation in amount, Anfield hereby grants to DIC a first ranking fixed charge on the Anfield Shares together with all proceeds and substitutions thereof, all cash, stock and other moneys and property paid thereon, all rights to subscribe for securities declared or granted in connection therewith, and all other cash and non-cash proceeds of the foregoing (for the avoidance of doubt, excluding the Loan or any part thereof) (the "ANFIELD CHARGE").

     6.2 Concurrently with, and as a condition precedent to the disbursement of the Loan, DIC and Anfield shall sign the debenture attached as
          SCHEDULE 6.2 hereto pertaining to the creation of the Anfield Charge (the "ANFIELD DEBENTURE"), and Anfield will sign the requisite formal notice to the Registrar of Companies notifying the Registrar of Companies of the imposition of the Anfield Charge. Anfield hereby undertakes to file such notice with the Registrar of Companies together with a copy of the signed Anfield Debenture within three (3) business days following the Disbursement Date.

     6.3 In accordance with the terms of the Anfield Debenture, Anfield shall, on the Disbursement Date, transfer the Anfield Shares to the Security Trustee. Concurrently with the execution of this Agreement, the Parties shall enter into the Letter of Instructions to the Security Trustee attached hereto as EXHIBIT B.

          Anfield hereby expressly agrees that in the event that DIC pays the Anfield Shares Purchase Price (as that term is defined in the Amendment) by way of set-off against the Loan Amount (as expressly permitted under the terms of the Amendment), the Security Trustee shall be authorised to transfer the Anfield Shares to DIC or any other persons designated by DIC (provided that DIC shall have served written notice of the set-off upon Anfield and the Security Trustee, confirming that no further amounts are due from Anfield to DIC under this Loan Agreement, other than any payment to which DIC may be entitled to under Section 2.4(b) hereof, if at all).

          In the event that the Security Trustee transfers the Anfield Shares to DIC or any other persons designated by DIC on the date of the Anfield Closing (as that term is defined in the Amendment), Anfield shall be deemed to have repaid the Loan in full on the date of the Anfield Closing, excluding any payment to which DIC may be entitled to under
          Section 2.4(b) hereof, if at all.

     6.4 Provided that the Anfield Charge granted hereunder is valid and there is no other person having priority rights under any agreement and/or any applicable law over the assets underlying the Anfield Charge, DIC shall have no recourse against Anfield, its directors, officers or any other person acting on its behalf in respect of the Loan or any part thereof, and the sole remedy of DIC against Anfield (or its directors, officers or any other person acting on its behalf) shall be to realise its rights under the Anfield Debenture.


                              Page 24 of 33 pages

     6.5 Anfield shall reimburse DIC on demand for any and all fees, costs and expenses (including, without limitation, attorney's fees and disbursements) assumed or incurred by DIC, in enforcing or attempting to enforce any right or remedy under this Agreement.

7.   MISCELLANEOUS

     7.1 GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Israel, without giving effect to the rules regarding conflict of law, and the competent courts of Tel Aviv-Jaffa shall have sole and exclusive jurisdiction over any dispute between the Parties hereto.

     7.2 ENTIRE AGREEMENT. This Agreement, including the preamble and exhibits thereto, constitutes the entire understanding and agreement between the Parties with regard to the subject matter hereof, and supersedes, nullifies and terminates all prior agreements and representations between the Parties with regard to such subject matter.

     7.3 ASSIGNMENT OF RIGHTS. Neither Party shall assign any right or obligation hereunder without the prior written consent of the other Party, provided however, that the foregoing shall not apply to any assignment by DIC to any assignee permitted under the provisions of the Amendment (as such term is defined in the preamble hereto).

     7.4 DELAYS OR OMISSIONS. No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, consent or approval of any kind on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

     7.5 EXPENSES. Each Party shall bear its respective costs and expenses related to the execution of this Agreement.

     7.6 AMENDMENTS. This Agreement may not be amended except by a written and signed document executed by all Parties hereto.

     7.7 SEVERABILITY. If any provision of this Agreement is held invalid or unenforceable, such invalidity or unenforceability shall not affect other provisions of this Agreement, and, to that extent, the provisions of this Agreement are intended to be and shall be deemed severable.

     7.8 NOTICES. Any notice required or permitted by this Agreement will be in writing and will be deemed given if personally delivered, sent by prepaid registered mail, or sent by facsimile or similar communication, and confirmed by such mail, postage prepaid, addressed to the other Party at the address set out below or at such other address for which such party gives notice hereunder. Notices will be deemed given 1 (one) business day after personal delivery, 3 (three) business days after deposit in the mail, or 1 (one) business day after confirmation of transmission is obtained if sent by facsimile or similar communication, as applicable.

          DIC:

          3 Azrieli Center
          Tel Aviv 67023
          Israel
          Fax: 03-6075866
          Attn.: the Comptroller

          With a copy to:

          Goldfarb, Levy, Eran Meiri & Co.
          2 Weizmann Street
          Tel Aviv 64239
          Israel
          Fax: 03-6089837
          Attention: Adv. Oded Eran & Adv. Nechama Brin


                              Page 25 of 33 pages

          Anfield:

          4 Weizmann Street
          Tel Aviv 64239
          Israel
          Fax: 03-696 6464
          Attention: Alan Sacks

          With a copy to:

          Herzog, Fox & Neeman
          4 Weizmann Street
          Tel Aviv 64239
          Israel
          Fax: 03-6966464
          Attention: Adv. Alan Sacks

                            [Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first hereinabove written:

____________________________                             ______________________
DISCOUNT INVESTMENT CORP. LTD.                           ANFIELD LTD.
By:    _______________                                   By:    _______________
Title: _______________                                   Title: _______________

     ======================================================================

                         EXHIBIT A - THE INITIAL SELLERS

1.   Charles Rosner Bronfman Family Trust
2.   Charles R. Bronfman Trust
3.   CBT Holdings, LLC
4.   Claridge Israel, LLC
5.   Esarbee Investments Limited.
6.   87215 Canada Limited

     ======================================================================

                                                                       Exhibit 3

                                    DEBENTURE

THIS DEBENTURE (this "DEBENTURE") is made and entered into as of this 3rd day of July, 2006, by and between Discount Investment Corp. Ltd., a company registered under the laws of the State of Israel, Registration No. 52-002389-6 ("DIC") and Anfield Ltd., a company registered under the laws of the State of Israel, Registration No. 51-253873-7 ("ANFIELD").

Each of DIC and Anfield shall hereinafter be referred to individually as a "Party", and collectively as the "Parties".

WHEREAS Anfield and DIC are parties to a Loan Agreement dated July 3rd, 2006, with respect to a certain borrowing of funds by Anfield from DIC (the "LOAN AGREEMENT"); and

WHEREAS it is a condition precedent to the disbursement of the Loan (as such term is defined in the Loan Agreement) that as security for the full and prompt repayment of the Loan (principal together with any interest accrued thereon and linkage differentials) and the performance by Anfield of all of its obligations under the Loan Agreement, the Parties shall execute and deliver this Debenture.


                              Page 26 of 33 pages

NOW THEREFORE, in consideration of the mutual and respective representations, undertakings and covenants herein contained, the Parties hereby agree as follows:

1.   DEFINITIONS

     Capitalized terms or matters of construction shall be as set forth in the Loan Agreement.

2.   GRANT OF SECURITY INTEREST

     2.1. To secure the full and prompt repayment of the Loan (principal together with any interest accrued thereon and linkage differentials) plus VAT (if applicable) (the "SECURED AMOUNT") and the performance by Anfield of all of its obligations under the Loan Agreement, and without any limitation in amount, Anfield hereby grants DIC a security interest and a first ranking fixed charge (the "ANFIELD CHARGE") on 672,174 ordinary shares (the "ANFIELD SHARES") of Koor Industries Ltd., deposited at Bank Hapoalim Ltd., account No. 325904 (at branch No. 510) (or any other account), together with all proceeds and substitutions thereof, all cash, stock and other moneys and property paid thereon, all rights to subscribe for or otherwise receive securities declared or granted in connection therewith, and all other cash and non-cash proceeds of the foregoing.

     2.2. On the Disbursement Date, Anfield shall transfer the Anfield Shares to the Security Trustee (as such terms are defined in the Loan Agreement). Concurrently with the execution of this Debenture, the Parties shall enter into the Letter of Instructions to the Security Trustee attached to the Loan Agreement as attachment C .

     2.3. Anfield waives any right it may have of first requiring DIC or its designee to proceed against or enforce any specific rights pursuant to this Debenture and/or the Loan Agreement or any other rights or security or claim payment from any person, before realizing the Anfield Charge.

     2.4. Without derogating from the generality of the aforesaid, concurrently with, and as a condition precedent to the disbursement of the Loan, Anfield shall sign the requisite formal notice to the Registrar of Companies, in the form attached hereto as EXHIBIT A, notifying the Registrar of Companies of the creation and perfection of the Anfield Charge. Anfield hereby undertakes to file such notice with the Registrar of Companies together with a copy of this Debenture within three (3) business days following the date hereof.

     2.5. Notwithstanding anything to the contrary contained herein, neither Anfield nor any person having a right which may be affected by the Anfield Charge created hereby or to be created by the realization thereof, shall have any right under Section 13(b) of the Israeli Pledges Law, 5727-1967.

3.   COVENANTS OF ANFIELD

     In addition to the representations and warranties set forth in the Loan Agreement, Anfield hereby represents and warrants to, and covenants and agrees with DIC that:

     3.1. Anfield will defend, at its own cost and expense, its rights to the Anfield Shares or the priority of the Anfield Charge against all claims and demands of all persons at any time claiming any interest in the Anfield Shares or any priority to the Anfield Charge.

     3.2. Anfield will keep the Anfield Shares free from any claim, security interest, lien, encumbrance or any other third party right other than those granted to DIC hereunder and/or under the Loan Agreement.

     3.3. Anfield will do or cause to be done all things necessary to maintain the security interest granted herein as a duly perfected first ranking lien on the Anfield Assets.

     3.4. Anfield will make best efforts to enable the exercise of the security interest granted hereunder, if required, including, without limitation, with respect to any third party consents, and to facilitate the realization of the Anfield Charge or the exercise of any rights vested in DIC or its designees, including by executing any transfer, conveyance, charge, assignment or assurance of the Anfield Shares (whether to DIC or its designees or otherwise) and/or by making any registration and giving any notice, order or direction.

     3.5. Other than the Anfield Charge granted to DIC, the Anfield Shares (or any part thereof) are not subject to any claim, security interest, lien, encumbrance or any other third party rights of any kind or nature whatsoever.


                              Page 27 of 33 pages

     3.6. Until final and full repayment of the Loan (principal and any interest accrued thereon together with linkage differentials), Anfield shall not, without DIC's prior written consent:

          3.6.1. Cause or suffer to be made any sale, assignment, transfer, gift, or any other disposition in any manner whatsoever, including any conveyance, pledge, hypothecation, mortgage, lien, foreclosure, or the creation of any encumbrance of whatever nature, of the Anfield Shares or any part thereof.

          3.6.2. Issue any debt or equity securities of any kind whatsoever, or any rights with respect to any such securities.

          3.6.3. Issue any shares of Anfield or other securities convertible into shares of Anfield.

4.   EVENTS OF DEFAULT

     4.1. Upon the occurrence of the following events, DIC shall have the right to realize the security interests hereunder (each, an "EVENT OF DEFAULT"):

          4.1.1. Any breach by Anfield of any of its obligations, warranties or representations under the Loan agreement or the Share Purchase Agreement, or the Amendment (as such terms are defined in the Loan Agreement), which breach is not cured by Anfield within 30 (thirty) days of receiving written notice thereof from DIC;

          4.1.2. The commencement by Anfield of any liquidation proceedings or the adoption of a winding up resolution by Anfield, or the appointment of a receiver or trustee over the whole or any part of the assets of Anfield, or the calling of a meeting of creditors of Anfield for the purpose of entering into a scheme of arrangement with them;

          4.1.3. The commencement by third parties of any liquidation proceedings against Anfield, which have not been terminated within 90 (ninety) days thereafter;

          4.1.4. the levy of an attachment or the institution of execution proceedings against all or a substantial part of the assets of Anfield.

     4.2. At any time following the occurrence of any Event of Default, DIC may exercise any right available to it under this Debenture and/or the Loan Agreement, in order to collect the Secured Amount (or any part thereof), and for such purpose, to initiate any legal proceedings available to DIC, including without limitations, the realization of the Anfield Charge and the appointment of a receiver to facilitate such realization.

     4.3. Anfield shall reimburse DIC on demand for any and all fees, costs and expenses (including, without limitation, attorney's fees and disbursements) assumed or incurred by DIC, in enforcing or attempting to enforce any right or remedy under this Debenture and/or the Loan Agreement.

5.   CONTINUING AND RELEASE OF SECURITY INTEREST

     5.1. This Debenture shall create a continuing security interest in the Anfield Shares, and shall (i) remain in full force and effect until full and final performance of all of Anfield's obligations in accordance with this Debenture and/or the Loan Agreement; (ii) be binding upon Anfield, its successors and permitted assigns; and (iii) inure to the benefit of DIC and its respective successors and permitted designees and assigns.

     5.2. Immediately following the compliance of all of Anfield's obligations in accordance with the Loan Agreement (including, for the avoidance of doubt, by way of set-off upon exercise of the Put Option, as described in Section 3.3 of the Loan Agreement), all of the security interest granted hereunder and under the Loan agreement shall be released and revoked.

6.   BORROWER REMAINS LIABLE

     Anything herein to the contrary notwithstanding: (a) Anfield shall remain liable under any contracts and agreements related to or associated with the Anfield Shares to the same extent as if this Debenture had not been executed; and (b) DIC shall not have any obligation or liability under any contracts and agreements related to or associated with the Anfield Shares by reason of this Debenture, nor shall it be obligated to perform any of the obligations or duties of Anfield thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.


                              Page 28 of 33 pages

7.   MISCELLANEOUS

     7.1. GOVERNING LAW. This Debenture shall be governed by and interpreted in accordance with the laws of the State of Israel, without giving effect to the rules regarding conflict of law, and the competent courts of Tel Aviv-Jaffa shall have sole and exclusive jurisdiction over any dispute between the Parties hereto.

     7.2. ENTIRE AGREEMENT. This Debenture, including the preamble and exhibits thereto, constitutes the entire understanding and agreement between the Parties with regard to the subject matter hereof, and supersedes, nullifies and terminates all prior agreements and representations between the Parties with regard to such subject matter (excluding the Loan Agreement).

     7.3. ASSIGNMENT OF RIGHTS. Neither Party shall assign any right or obligation hereunder without the prior written consent of the other Party, provided however, that the foregoing shall not apply to any assignment by DIC to any assignee permitted under the provisions of the Amendment (as such term is defined in the Loan Agreement).

     7.4. DELAYS OR OMISSIONS. No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this Debenture, shall be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, consent or approval of any kind on the part of any Party of any breach or default under this Debenture, or any waiver on the part of any Party of any provisions or conditions of this Debenture, must be in writing and shall be effective only to the extent specifically set forth in such writing.

     7.5. EXPENSES. Each Party shall bear its respective costs and expenses related to the execution of this Debenture.

     7.6. AMENDMENTS. This Debenture may not be amended except by a written and signed document executed by all Parties hereto.

     7.7. SEVERABILITY. If any provision of this Debenture is held invalid or unenforceable, such invalidity or unenforceability shall not affect other provisions of this Debenture, and, to that extent, the provisions of this Debenture are intended to be and shall be deemed severable.

     7.8. NOTICES. Any notice required or permitted by this Debenture will be in writing and will be deemed given if personally delivered, sent by prepaid registered mail, or sent by facsimile or similar communication, and confirmed by such mail, postage prepaid, addressed to the other Party at the address set out below or at such other address for which such party gives notice hereunder. Notices will be deemed given 1 (one) business day after personal delivery, 3 (three) business days after deposit in the mail, or 1 (one) business day after confirmation of transmission is obtained if sent by facsimile or similar communication, as applicable.

          DIC:

          3 Azrieli Center
          Tel Aviv 67023
          Israel
          Fax: 03-6075866
          Attn.: the Comptroller

          With a copy to:

          Goldfarb, Levy, Eran Meiri & Co.
          2 Weizmann Street
          Tel Aviv 64239
          Israel
          Fax: 03-6089910
          Attn.: Oded Eran, Adv. & Nechama Brin, Adv.


                              Page 29 of 33 pages

          Anfield:

          4 Weizmann Street
          Tel Aviv 64239
          Israel
          Fax: 03-6966464

          With a copy to:

          Herzog, Fox & Neeman
          4 Weizmann Street
          Tel Aviv 64239
          Israel
          Fax: 03-6966464
          Attn.: Adv. Alan Sacks

                            [Signature Page Follows]

IN WITNESS WHEREOF, this Debenture has been executed by the Parties hereto as of the day and year first hereinabove written:

____________________________                             ______________________
DISCOUNT INVESTMENT CORP. LTD.                           ANFIELD LTD.
By:    _______________                                   By:    _______________
Title: _______________                                   Title: _______________


     ======================================================================

                                                                       Exhibit 4

                                                                   June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Koor Industries Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                      Very truly yours,

                                                           (signed)
                                                IDB Development Corporation Ltd.

A g r e e d:

             (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 30 of 33 pages

                                                                       Exhibit 5

                                                                   June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Koor Industries Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                    Very truly yours,

                                                         (signed)
                                                IDB Holding Corporation Ltd.

A g r e e d:

             (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 6

                                                                   June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Koor Industries Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                       Very truly yours,

                                                           (signed)
                                                        Nochi Dankner

A g r e e d:

             (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 31 of 33 pages

                                                                       Exhibit 7

                                                                   June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Koor Industries Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                            Very truly yours,

                                                                (signed)
                                                              Shelly Bergman

A g r e e d:

             (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 8

                                                                   June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Koor Industries Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                             Very truly yours,

                                                                 (signed)
                                                                Ruth Manor

A g r e e d:

             (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 32 of 33 pages

                                                                       Exhibit 9

                                                                   June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Koor Industries Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                              Very truly yours,

                                                                  (signed)
                                                               Avraham Livnat

A g r e e d:

             (signed)
Discount Investment Corporation Ltd.


                              Page 33 of 33 pages